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                                                  Dated as of September 17, 2003

                                    SCHEDULE
                         TO THE ADMINISTRATION AGREEMENT
                             DATED FEBRUARY 15, 1997
                                     BETWEEN
                                 HIGHMARK FUNDS
                    AND SEI INVESTMENTS GLOBAL FUNDS SERVICES

         Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the HighMark California Tax-Free Money Market Fund, HighMark Diversified Money Market Fund, HighMark U.S. Government Money Market Fund, HighMark 100% U.S. Treasury Money Market Fund, HighMark Balanced Fund, HighMark Growth Fund, HighMark Large Cap Value Fund, HighMark National Intermediate Tax-Free Bond Fund, HighMark Bond Fund, HighMark Intermediate Term Bond Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark Valued Momentum Fund, HighMark Small Cap Value Fund and HighMark Core Equity Fund and any other portfolios hereafter created by the Trust (the "Portfolios") at an annual rate equal to .20% of the average daily net assets of the Portfolios, which is calculated daily and paid monthly.

         Duration and Term: Pursuant to Article 10, the term of this Agreement shall commence on October 1, 2003 and shall remain in effect through December 31, 2004 ("Initial Term"). This Agreement shall continue in effect for successive periods of 1 year after the Initial Term, unless terminated by either party on not less that 90 days prior written notice to the other party.

         For any new Portfolios established during the Initial Term or subsequent terms of the Agreement, the Administrator will charge a minimum fee of $ 55,000/year. These minimum fees on new Portfolios will be waived for the first 90 days of operation.

         Transfer Agency Fees: The Administrator will be responsible for transfer agency fees related to existing Portfolios and classes for up to 50,000 accounts. The Administrator may pay such fees directly, reimburse the Trust for such fees or waive its administration fee in such amount. The Trust will be responsible for transfer agency fees related to additional accounts and out-of-pocket expenses.

         For any new Portfolios or share classes established during the term of the Agreement, the Trust will be charged a fee in accordance with effective fee schedule in place with transfer agent at that time.

         Legal Fees: The Trust will be responsible for routine legal expenses in the amount of up to $250,000 and for non-routine legal expenses. The Administrator will be responsible for routine legal expenses in excess of $250,000/year. Routine legal expenses include annual updates to the Trust's registration statement and supplements as necessary; review of annual and semi-annual reports; board meeting attendance and
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preparation of minutes; annual trustee, officer and service provider questionnaires; annual review of investment advisory agreement; anti-money laundering and Sarbanes-Oxley related issues; establishment of new portfolios (up to two separate filings); and proxies related to affiliated portfolio mergers and acquisitions and investment policy changes that do not involve special circumstances (up to one filing per year)